[Translation]


Cover page


Filing Document:                             Report on Amendment No. 10

Based on:                                    Article  27-25, Paragraph 1 of
                                             the Financial Instruments and
                                             Exchange Law

Filed with:                                  Director of Tokai Local Finance
                                             Bureau

Name:                                        Katsuaki Watanabe, President,
                                             Toyota Motor Corporation

Address or Location of Head Office:          1 Toyota-cho, Toyota City,
                                             Aichi Prefecture

Effective Date of Reporting Duty:            March 31, 2008

Filing Date:                                 April 7, 2008

Total Number of Filers and Joint Holders     2
(persons):

Filing Method:                               Jointly

Reason for Filing of Report on Amendment:    Decrease  of 1% or more of the
                                             percentage of the shares etc. held

I.   Matters Regarding Issuer

--------------------------------------------------------------------------------
   Name of Issuer                       Toyota Motor Corporation
--------------------------------------------------------------------------------
   Code Number                          7203
--------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
--------------------------------------------------------------------------------
   Financial Instruments
   Exchange(s) on which the             Tokyo, Nagoya, Osaka, Fukuoka, Sapporo
   relevant securities are listed
--------------------------------------------------------------------------------


II.  Matters Regarding the Filer

   1. Filer (Bulk Holder)/1
     (1) Profile of Filer
       [1] Filer (Bulk Holder)
--------------------------------------------------------------------------------
   Individual / Judicial person      Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                              Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head       1 Toyota-cho, Toyota City, Aichi Prefecture
   Office
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

       [2] Individual
--------------------------------------------------------------------------------
   Date of Birth
--------------------------------------------------------------------------------
   Occupation
--------------------------------------------------------------------------------
   Name of Company
--------------------------------------------------------------------------------
   Address of Company
--------------------------------------------------------------------------------

       [3] Judicial Person
--------------------------------------------------------------------------------
   Date of Incorporation                August 27, 1937
--------------------------------------------------------------------------------
   Name of Representative               Katsuaki Watanabe
--------------------------------------------------------------------------------
   Title of Representative              President
--------------------------------------------------------------------------------
   Business Purposes                    Manufacture, sale, leasing and
                                        repair of motor vehicles, ships,
                                        aircraft, other transportation machinery
                                        and apparatus, space machinery and
                                        apparatus, and parts thereof, etc.
--------------------------------------------------------------------------------

       [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, Project General Manager,
   Person in Charge                      Accounting Division
--------------------------------------------------------------------------------
   Telephone Number                     0565-23-2005
--------------------------------------------------------------------------------

     (2) Holding Purposes
--------------------------------------------------------------------------------
   In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.
--------------------------------------------------------------------------------

     (3) Material Proposals, etc.
--------------------------------------------------------------------------------
   Not Applicable.
--------------------------------------------------------------------------------


     (4) Breakdown of Stock, etc. Held by Filer
        [1] Number of Stock, etc. Held
----------------------------------------------------------------------------------------------------------------
                                            Main Text of Article      Article 27-23,        Article 27-23,
                                             27-23, Paragraph 3    Paragraph 3, Item 1    Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares / Investment Securities, etc.              298,717,640
  (shares / units)
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock Acquisition          A                                      -      H
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition Rights       B                                      -      I
  (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to Subject      C                                             J
  Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts Representing
  Ownership Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary Receipts         D                                             K
----------------------------------------------------------------------------------------------------------------
  Beneficiary Certificates for Shares
  Trust
----------------------------------------------------------------------------------------------------------------
  Beneficiary Certificates for Equity       E                                             L
  Securities Trust
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject               F                                             M
  Securities
----------------------------------------------------------------------------------------------------------------
  Shares Convertible to Other               G                                             N
  Company's Shares, etc.
----------------------------------------------------------------------------------------------------------------
          Total (shares / units)            O        298,717,640       P                  Q
----------------------------------------------------------------------------------------------------------------
  Number of Shares, etc., which were        R
  Transferred through a Margin
  Transaction and which are to be
  Deducted
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
  Number of Shares, etc., with respect
  to which Certain Rights such as
  Claim for Delivery are Granted            S
  between Joint Holders and which are
  to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, etc. Held (Total)       T        298,717,640
  (O+P+Q-R-S)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted Shares
  Held                                      U
  (A+B+C+D+E+F+G+H+I+J+K+L+M+N)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares, etc.       V      3,447,997,492
  (shares / units) (as of March 31,
  2008)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, etc. Held by                        8.66
  the Above-described Filer (%)
  (T/(U+V)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, etc. Held                          12.20
  Stated in the Preceding Report (%)
----------------------------------------------------------------------------------------------------------------

     (5) Conditions concerning Acquisition or Disposal during the Last Sixty
         (60) Days of Shares, etc. Issued by Issuing Company

-----------------------------------------------------------------------------------------------------------------
                                                                      Whether
                        Kind of                                        on or      Acquisition /
         Date           Stock,           Number        Percentage     outside       Disposal        Unit Price
                         etc.                                           the
                                                                      Market
-----------------------------------------------------------------------------------------------------------------
  February 13, 2008     Shares of      10,000,000         0.28      Outside the    Acquisition      JPY 5,944
                         common                                       Market
                         stock
-----------------------------------------------------------------------------------------------------------------
                        Shares of                                   Outside the
  February 20, 2008      common        9,528,000          0.26        Market      Acquisition       JPY 6,297
                         stock
-----------------------------------------------------------------------------------------------------------------
                        Shares of                                   Outside the
  February 29, 2008      common           59,000          0.00        Market        Disposal        JPY 4,029
                         stock
-----------------------------------------------------------------------------------------------------------------
                        Shares of                                   Outside the
  February 29, 2008      common           3,953           0.00        Market      Acquisition       JPY 5,904
                         stock
-----------------------------------------------------------------------------------------------------------------
                        Shares of                                   Outside the
    March 31, 2008       common           49,300          0.00        Market        Disposal        JPY 4,057
                         stock
-----------------------------------------------------------------------------------------------------------------
                        Shares of                                   Outside the
    March 31, 2008       common         1,220,261         0.03        Market      Acquisition       JPY 4,971
                         stock
-----------------------------------------------------------------------------------------------------------------
                        Shares of                                   Outside the                     Cancellation
    March 31, 2008       common        162,000,000        4.49        Market       Disposal            of Own
                         stock                                                                          Shares
-----------------------------------------------------------------------------------------------------------------

     (6) Material Agreements Including Security Agreements Related to Shares,
         etc.
--------------------------------------------------------------------------------
   Not Applicable.
--------------------------------------------------------------------------------

     (7) Funds for Acquisition of Shares, etc. Held
       [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (W) (JPY 1,000)              1,212,681,825
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (X)
   (JPY 1,000)
--------------------------------------------------------------------------------

   Total Amount of Other Funds (Y)
   (JPY 1,000)
--------------------------------------------------------------------------------
   Breakdown of Above (Y)
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition            1,212,681,825
   (JPY 1,000) (W+X+Y)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

---------------------------------------------------------------------------------------------------------------
         Name             Type of        Name of           Location        Purpose of      Amount (JPY 1,000)
   (Name of Branch)      Business     Representative                       Borrowing
---------------------------------------------------------------------------------------------------------------
  Not Applicable.
---------------------------------------------------------------------------------------------------------------

       [3] Name, etc. of Lender
--------------------------------------------------------------------------------
                Name               Name of Representative       Location
          (Name of Branch)
--------------------------------------------------------------------------------
  Not Applicable.
--------------------------------------------------------------------------------

   2. Filer (Bulk Holder)/2
     (1) Profile of Filer
       [1] Filer (Bulk Holder)
--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Toyota Auto Body Co., Ltd.
--------------------------------------------------------------------------------
   Address or Location of Head          100, Kanayama, Ichiriyama-cho, Kariya
   Office                                City, Aichi Prefecture
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

       [2] Individual
--------------------------------------------------------------------------------
   Date of Birth
--------------------------------------------------------------------------------
   Occupation
--------------------------------------------------------------------------------
   Name of Company
--------------------------------------------------------------------------------
   Address of Company
--------------------------------------------------------------------------------

       [3] Judicial Person
--------------------------------------------------------------------------------
   Date of Incorporation                August 31, 1945
--------------------------------------------------------------------------------
   Name of Representative               Toshio Mizushima
--------------------------------------------------------------------------------
   Title of Representative              President
--------------------------------------------------------------------------------
   Business Purposes                    Manufacture and sale of auto bodies
--------------------------------------------------------------------------------

       [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yasushi Fukaya, General Manager,
   Person in Charge                     Accounting Division
--------------------------------------------------------------------------------
   Telephone Number                     0566-36-2121
--------------------------------------------------------------------------------

     (2) Holding Purposes
--------------------------------------------------------------------------------
   Retirement benefit purpose
--------------------------------------------------------------------------------

     (3) Material Proposals, etc.
--------------------------------------------------------------------------------
   Not Applicable.
--------------------------------------------------------------------------------

     (4) Breakdown of Stock, etc. Held by Filer
       [1] Number of Stock, etc. Held

----------------------------------------------------------------------------------------------------------------
                                           Main Text of Article      Article 27-23,         Article 27-23,
                                            27-23, Paragraph 3     Paragraph 3, Item 1    Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares / Investment Securities, etc.                                                             5,328,000
  (shares/ units)
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock Acquisition          A                                      -      H
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition Rights       B                                      -      I
  (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to Subject      C                                             J
  Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts Representing
  Ownership Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary Receipts         D                                             K
----------------------------------------------------------------------------------------------------------------
  Beneficiary Certificates for Shares
  Trust
----------------------------------------------------------------------------------------------------------------
  Beneficiary Certificates for Equity       E                                             L
  Securities Trust
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject               F                                             M
  Securities
----------------------------------------------------------------------------------------------------------------
  Shares Convertible to Other               G                                             N
  Company's Shares, etc.
----------------------------------------------------------------------------------------------------------------
          Total (shares / units)            O                      P                      Q           5,328,000
----------------------------------------------------------------------------------------------------------------
  Number of Shares, etc., which were        R
  Transferred through a Margin
  Transaction and which are to be
  Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, etc., with respect
  to which Certain Rights such as
  Claim for Delivery are Granted            S
  between Joint Holders and which are
  to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, etc. Held (Total)       T          5,328,000
  (O+P+Q-R-S)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted Shares
  Held                                      U
  (A+B+C+D+E+F+G+H+I+J+K+L+M+N)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares, etc.       V      3,447,997,492
  (shares / units) (as of March 31,
  2008)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, etc. Held by                        0.15
  the Above-described Filer (%)
  (T/(U+V)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, etc. Held                           0.15
  Stated in the Preceding Report (%)
----------------------------------------------------------------------------------------------------------------

     (5) Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, etc. Issued by Issuing Company

----------------------------------------------------------------------------------------------------------------
                                                                    Whether on     Acquisition
    Date       Kind of Stock, etc.     Number       Percentage      or outside      / Disposal     Unit Price
                                                                    the Market
----------------------------------------------------------------------------------------------------------------
                 Not Applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Material Agreements Including Security Agreements Related to Shares,
         etc.
--------------------------------------------------------------------------------
   Not Applicable.
--------------------------------------------------------------------------------

     (7) Funds for Acquisition of Shares, etc. Held
        [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (W) (JPY 1,000)                1,176,102
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (X)
   (JPY 1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (Y)
   (JPY 1,000)
--------------------------------------------------------------------------------
   Breakdown of Above (Y)
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition              1,176,102
   (JPY 1,000) (W+X+Y)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

---------------------------------------------------------------------------------------------------------------
         Name             Type of        Name of           Location        Purpose of      Amount (JPY 1,000)
   (Name of Branch)      Business     Representative                       Borrowing
---------------------------------------------------------------------------------------------------------------
  Not Applicable.
---------------------------------------------------------------------------------------------------------------

       [3] Name, etc. of Lender
--------------------------------------------------------------------------------
                Name               Name of Representative       Location
          (Name of Branch)
--------------------------------------------------------------------------------
  Not Applicable.
--------------------------------------------------------------------------------

 III.  Matters Regarding Joint Holder

Not Applicable.

IV. Summary List Regarding Filer and Joint Holders

   1. Filer and Joint Holders

      (1)Toyota Motor Corporation
      (2)Toyota Auto Body Co., Ltd.


   2. Breakdown of Stock, etc. Held by Filer and Joint Holders
     (1) Number of Stock, etc. Held

----------------------------------------------------------------------------------------------------------------
                                            Main Text of Article     Article 27-23,         Article 27-23,
                                             27-23, Paragraph 3    Paragraph 3, Item 1   Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares / Investment Securities, etc.              298,717,640                                    5,328,000
  (shares / units)
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock Acquisition          A                                     -      H
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition Rights       B                                     -      I
  (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to Subject      C                                            J
  Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts Representing
  Ownership Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary Receipts         D                                            K
----------------------------------------------------------------------------------------------------------------
  Beneficiary Certificates for Shares
  Trust
----------------------------------------------------------------------------------------------------------------
  Beneficiary Certificates for Equity       E                                            L
  Securities Trust
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject               F                                            M
  Securities
----------------------------------------------------------------------------------------------------------------
  Shares Convertible to Other               G                                            N
  Company's Shares, etc.
----------------------------------------------------------------------------------------------------------------
          Total (shares / units)            O        298,717,640    P                    Q          5,328,000
----------------------------------------------------------------------------------------------------------------
  Number of Shares, etc., which were        R
  Transferred through a Margin
  Transaction and which are to be
  Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, etc., with respect
  to which Certain Rights such as
  Claim for Delivery exist between          S
  Joint Holders and which are to be
  Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, etc. Held (Total)       T        304,045,640
  (O+P+Q-R-S)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted Shares
  Held                                      U
  (A+B+C+D+E+F+G+H+I+J+K+L+M+N)
----------------------------------------------------------------------------------------------------------------

     (2) Percentage of Shares, etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares, etc.       V      3,447,997,492
  (shares / units) (as of March 31,
  2008)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, etc. Held by                        8.82
  the Above-described Filer (%)
  (T/(U+V)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, etc. Held                          12.34
  Stated in the Preceding Report (%)
----------------------------------------------------------------------------------------------------------------

(3) Breakdown of Percentage of Shares, etc. Jointly Held

----------------------------------------------------------------------------------------------------------------
  Name(s) of Filer and Joint           Number of Shares, etc. Held          Percentage of Shares, etc. Held
             Holders                    (Total) (shares / units)                              (%)
----------------------------------------------------------------------------------------------------------------
  Toyota Motor Corporation                         298,717,640                               8.66
----------------------------------------------------------------------------------------------------------------
  Toyota Auto Body Co., Ltd.                         5,328,000                               0.15
----------------------------------------------------------------------------------------------------------------
  Total                                            304,045,640                               8.82
----------------------------------------------------------------------------------------------------------------